

Peter Christoff · 3rd

Partner at Merrill O'Sullivan, LLP

Bend, Oregon · 500+ connections · **Contact info**

Merrill O'Sullivan, LL

 **Villanova University**

Experience

Attorney

Merrill O'Sullivan, LLP

Feb 2012 – Present · 8 yrs 3 mos

Bend, Oregon

Business, Commercial Transactions and Corporate Law
Real Estate Transactions and Financing
Estate Planning

Associate Attorney

Bryant, Lovlien & Jarvis, P.C.

Sep 2008 – Dec 2011 · 3 yrs 4 mos

Business Sales and Acquisitions
Entity Formation
Commercial Real Estate Transactions
Employment Law

...see mor

Education



Villanova University



Master of Laws - LLM, Tax Law/Taxation
2017 – 2019



University of Dayton School of Law
Juris Doctor
2005 – 2008



University of Dayton
Master of Business Administration
2004 – 2005

Skills & Endorsements

Corporate Law · 3

Scott Cruikshank and 2 connections have given endorsements for this skill

Legal Writing · 3

Scott Cruikshank and 2 connections have given endorsements for this skill

Estate Planning · 2

Scott Cruikshank and 1 connection have given endorsements for this skill

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